Via Facsimile and U.S. Mail
Mail Stop 4720

June 23, 2010

Walter D. Bay
Vice President, General Counsel and Secretary
Arthur J. Gallagher & Co.
Two Pierce Place
Itasca, IL 60143-3141

Re: Arthur J. Gallagher & Co.
        Form 10-K for the Fiscal Year Ended December 31, 2009
        Definitive Proxy Statement filed March 29, 2010
        Form 10-Q for the Quarterly Period Ended March 31, 2010
        File Number: 001-09761

Dear Mr. Bay:

        We have reviewed your response letter filed May 26, 2010 and have the following
comment. In our comment, we ask you to provide us with information to better
understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by
providing the requested information, or by advising us when you will provide the
requested response. If you do not believe our comment applies to your facts and
circumstances or do not believe an amendment is appropriate, please tell us why in your
response.

        After reviewing any amendment to your filing and the information you provide in
response to this comment, we may have additional comments.

Definitive Proxy Statement filed March 29, 2010

Compensation Discussion and Analysis, Page 21

1. We have reviewed your response to prior comment 3. We note that you have
    provided examples of the categories of individual performance goals without
    providing the specific individual performance goals set by the compensation
    committee for each named executive officer for fiscal year 2009.   You state that
    "the full list of these qualitative performance goals for each named executive
    officer could give both our customers and competitors insight into our non-public,
    confidential and proprietary business plans and future objective, which could then

be used to our detriment." You have concluded that such disclosure would cause competitive harm without providing a clear analysis as to how such information could pose a detriment to your business. Please present an analysis supporting your conclusion that the disclosure of the full list of individual performance goals is likely to cause competitive harm. Such analysis should include reference to particular individual performance goals and a detailed description of how disclosure of each such goal, individually or aggregately, would cause competitive harm. As your disclosure should include specific discussion of the competitive harm, you may want to consider requesting confidential treatment for your response pursuant to Rule 83.

Alternatively, specifically identify each individual performance goal for each named executive officer and the level of achievement. To the extent that the goals were quantified, your disclosure should also be quantified.

* * * *

Please contact Karen Ubell at (202) 551-3873, Suzanne Hayes at (202) 551-3675 or me at (202) 551-3679 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director